

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2011

Mingzhuo Tan
Chief Executive Officer
China Growth Corporation
#10 Gangkouerlu Road, Jiangmen City
Guangdong Province, 529000
People's Republic of China

> **Re:** **China Growth Corporation**
> **Form 8-K**
> **Filed December 21, 2010**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed October 13, 2010**
> **File No. 000-52339**

Dear Mr. Tan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed December 21, 2010

General

1.   Please be advised that an engineer in the Office of Natural Resources is also examining your filing and may have additional comments at a later date.

Cautionary Note Regarding Forward Looking Statements, page 2

2.   We note your references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and the statement that your filing contains forward-looking statements within the meaning of these statutes. As a penny stock issuer, you are

not eligible to rely on the safe harbor for forward-looking statements. Refer to Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(c) of the Exchange Act. Please revise to delete all references to these statutory provisions.

Make Good Escrow Agreement, page 4

3.   Please revise to address the terms of the pre-defined formula agreed to between the parties.

Business, page 6

4.   Please revise to address the availability of the raw materials used by the company.

Industry and Market Overview, page 8

5.   Please revise to provide a citation for "The State of China's Environment: 2009" so that investors can locate the information.

Current Products, page 8

6.   Please revise the last paragraph on page eight to identify the institutions with which you work.

7.   Please revise to explain briefly "COD removal effects."

8.   Please revise to provide your basis for the statement, "Our HAC powder results in higher aluminum content . . .," on page nine.

9.   We note your statement that "we believe possess quality similar to those produced by our American and European counterparts but with approximately 50% cost savings." Revise to provide your basis for the noted cost savings.

Development of New Technologies, page 9

10.   We note that you are working with Chongqing University and Tongji University to develop flocculent for enhanced coagulation for drinking water. Please revise to describe the material terms of your agreements with the noted universities and file the agreements as exhibits to your Form 8-K.

High-concentration Organic Wastewater Treatment, page 10

11.   Please revise to provide a brief description of each of "H2, DME, and C2H5OH."

Research & Development, page 10

12.   Please revise to provide an estimate of the amount spent during each of the last two fiscal
       years on research and development activities, and if applicable, the extent to which the
       cost of such activities is borne directly by customers. See Item 101(h)(4)(x) of
       Regulation S-K.

Sales Network and Sales Model, page 12

13.   Because this is the only section of the filing that references "Delegated Production
       Facilities," please revise to provide a description of these facilities.

Competition, page 13

14.   Please revise to briefly expand upon the competitive conditions in the industry. Please
       clarify you competitive position in the industry and state the principal methods of
       competition.

Intellectual Property, page 14

15.   Please revise to provide a brief definition of "PAC content."

16.   Please revise to clarify whether you have any patents, trademarks, or licenses, including
       the duration.

Environmental Protection, Quality Control and Safety Measure, page 14

17.   Please revise to provide a brief description of the "IS09000 standards."

Employees, page 16

18.   Please revise to clarify the total number of employees. See Item 101(h)(4)(xii) of
       Regulation S-K.

Risk Factors, page 18

Our Plans to Expand our Production and to Improve and Upgrade out internal control…, page 23

We note that you conduct substantially all of your operations outside of the United States. In
order to enhance our understanding of how you prepare your financial statements and assess your
internal control over financial reporting, we ask that you provide us with information that will
help us answer the following questions:

How do you maintain your books and records and prepare your financial statements?

19.   If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

20.   If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

21.   We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

     a)   what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

     b)   what relevant education and ongoing training he or she has had relating to U.S. GAAP;

     c)   the nature of his or her contractual or other relationship to you;

     d)   whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

     e)   about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

22.   If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

     a)   the name and address of the accounting firm or organization;

     b)   the qualifications of their employees who perform the services for your company;

     c)   how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

     d)   how many hours they spent last year performing these services for you; and

     e)   the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

23.   If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or

evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

a)   why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

b)   how many hours they spent last year performing these services for you; and

c)   the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

24.   We note on page 47 that you identify Patrick S.H. Chan as your audit committee financial expert. Please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

25.   We note that your Item 4.01 disclosure includes several references to the fiscal years ended December 31, 2009 and 2008. We further note that prior to the share exchange your fiscal year end was June 30, and that you changed your fiscal year end from June 30 to December 31 in connection with the share exchange (page 60). Please revise your disclosures accordingly.

Management's Discussion and Analysis of Financial condition and Results of Operations, page 35

Results of Operations, page 38

26.   To enhance a reader's understanding, please revise the discussion of your operating results to both quantitatively and qualitatively describe the significant underlying drivers that materially affected your revenues and expenses for each period presented. For material increases in revenue, provide a narrative discussion of the extent to which such increases are attributable to increases in prices, volume, amount of goods being sold, or to the introduction of new products, and the reasons for such increases. Also describe any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on revenue or income from operations.

Liquidity and Capital Resources, page 41

27.   Please revise your disclosure to also explain the causal factors for the period-to-period variations in the effect of exchange rate change on cash for each period presented.

28.   We note your disclosures on page 35 that during the next three years you expect that: (1) Guizhou Yufeng will increase its HAC powder production capability from 80,000 tons per year in 2010 to approximately 280,000 tons per year in 2013, (2) Shanxi Wealth will

increase its HAC powder production capability from 170,000 tons in 2010 to 370,000 tons in 2013, and (3) your water purifying agent production capability will increase from 200,000 tons in 2010 to 680,000 tons in 2013.   We further note that: (1) the factory of Jiangmen Water Purifying Agent will be reformed, (2) the workshops and harbors will be expanded, (3) the equipment will be modernized in 2011, and (4) the annual production facility will reach approximately 500,000 tons. Please tell us if you reasonably expect these events to have a material impact on your liquidity, capital resources or results of operations and, if so, revise your discussion and analysis to describe the events and the expected impact to each, pursuant to Item 303 of Regulation S-K.

29.   We note the second risk factor on page 23, "Our plans to expand our production and to improve and upgrade our internal control and management system will require capital expenditures in 2011." Please revise this section to provide the information required by Items 303(a)(1) and 303(a)(2) of Regulation S-K.

Involvement in Certain Legal Proceedings, page 46

30.   We note your statement that "[t]o the best of our knowledge, none of our directors …." The company is in a position to know about the noted legal proceedings. Revise to delete the phrase "to the best of our knowledge".

Directors and Executive Officers, Promoters and Control Persons, page 44

31.   We note the tabular disclosure on page 47 directly under the heading "Director Qualification and Experience." Please revise the biographical information for Messrs. Rozelle and Tan to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that they should serve as directors, in light of your business and structure. See Item 401(e)(1) of Regulation S-K.

32.   Please revise to provide the information required by Item 401(e)(2) of Regulation S-K with respect to Mr. Rozelle.

Security Ownership of Certain Beneficial Owners and Management, page 48

33.   Please revise the tabular disclosure to provide an address for Star Prince Limited.

Certain Relationships and Related Transactions, and Director Independence, page 50

34.   Please revise the paragraph following the penultimate bullet on page 50 to clarify what you mean by "a change of control of the Share Exchange."

Promoters and Certain Control Persons, page 51

35.   Please provide us with a brief analysis explaining why you believe the information required by Item 404(c) of Regulation S-K is not required to be included in your filing.

<u>Market Price and Dividends on our Common Equity and Related Shareholder Matters, page 51</u>

36.   Please revise to provide the information required by Item 201(a)(2) of Regulation S-K.

<u>Ordinary Shares, page 53</u>

37.   Please remove the statement that "[a]ll the issued and outstanding ordinary shares are fully paid and non-assessable," or attribute the statement to legal counsel and file counsel's legal opinion as an exhibit.

<u>Item 9.01 Financial Statements and Exhibits</u>

<u>(a) Financial statements of business acquired</u>

38.   We note that you present historical financial statements of Jiangmen Huiyuan Environmental Protection Technology Consultancy Co., Ltd.. However, as indicated on page 3, you entered into a share exchange agreement with Wealth Environmental Protection Group, Inc. Please present instead the financial statements of Wealth Environmental Protection Group, Inc. with disclosure of the recapitalizations that have been retroactively reflected in the financial statements of Wealth Environmental Protection Group, Inc.

<u>Exhibit 99.1</u>

<u>The Jiangmen Huiyuan Environmental Protection Technology Consultancy Co. Ltd. Group</u>

<u>Combined Financial Statements for the years ended December 31, 2009 and 2008</u>

<u>Combined Statements of Shareholders' Equity, page 4</u>

39.   Please tell us the individual components of your contributed capital balance of $15,068,970. Also revise to disclose the following for each class of capital stock, as applicable:

   a.   Shares authorized, issued, and outstanding;

   b.   Par value or stated value; and

   c.   The number of shares reserved for future issuance and the purpose for such reservation.

Combined Statements of Cash Flows, page 5

40.   We note your $8,045,041 loan to shareholders balance on your December 31, 2008
        balance sheet, and the $8,065,029 that is classified as loan to shareholder in your
        statement of cash flows for the year ended December 31, 2009. We further note on page
        15 that the entire outstanding loans to shareholders was paid in full through a dividend
        declared and paid on December 30, 2009. Please revise your financial statements and
        related disclosures, as necessary, to reclassify this account as dividends paid, or tell us
        why such revision is not necessary. In this regard, the December 30, 2009 declaration
        and payment of the dividend occurred prior to your December 31, 2010 balance sheet
        date.

Notes to Combined Financial Statements, page 6

41.   We note on page 32 of your Form 8-K that under PRC laws, rules and regulations,
        Jiangmen Huiyuan is required to allocate 10% of its after-tax profit prior to payment of
        dividends to meet the statutory general reserve fund requirement until the cumulative
        fund reaches 50% of the registered capital, and that these reserves are not distributable as
        cash dividends. Please revise to disclose the registered capital of Jiangmen Huiyuan as of
        each balance sheet date, and the amount transferred to statutory reserve for each period
        presented. Also disclose the amount of statutory reserve that remains unfunded at each
        balance sheet date or state that the reserve is fully funded, as applicable.

42.   Please revise to provide the earnings per share disclosures required by FASB ASC 260-
        10-50 for each interim and annual period presented, as applicable.

43.   We note on pages 28 and 29 of your Form 8-K that your PRC subsidiaries have not paid
        social insurance premiums and housing provident funds for their employees pursuant to
        the applicable PRC laws. We further note that you believe the exposure, including
        potential penalties is less than $300,000. Please revise to include a commitments and
        contingencies footnote for each period presented to describe the unpaid social insurance
        premiums and housing provident funds and disclose the amount recorded for your
        estimated exposure. To the extent that you have not accrued for your estimated exposure,
        please tell us why and explain to us the basis for this conclusion.

 (2) Summary of Significant Accounting Policies, page 7

44.   We note that your value added taxes ("VAT") payable of $335,787 and $303,914 at
        December 31, 2009 and 2008, respectively, represent approximately 18% of your current
        liabilities at each balance sheet date. We further note on page nine that the Company
        accounts for value added taxes on a net basis. Please revise to include a footnote that
        describes your policy with respect to input and output VAT. Also quantify for us your
        VAT on purchases and VAT on sales, and your cash payments to or rebates from the
        taxation authority for each financial statement period presented.

45.   Please tell us if your revenue or accounts receivable includes the VAT charged to your customers (i.e., output VAT) and, if so, disclose the VAT included in your revenue for each period presented or accounts receivable at each balance sheet date, as applicable.

46.   We note on page 22 of your Form 8-K that your products are used for various purposes, such as treating municipal sewage and industrial wastewater and purifying water for food and beverage and pharmaceutical production, and that these uses tend to affect large geographic areas and significant numbers of people, and often have serious impact on the environment and people's health and safety and daily lives. We further note on page 20 that your operations are subject to liability for pollution, cave-ins or similar hazards that could result in damage to property, including damage to the environment. Please disclose you accounting policy for environmental related liabilities and expand your MD&A on page 35 to describe recurring costs associated with managing hazardous materials and pollution in your on-going operations, and any mandated expenditures to limit or remediate contamination.

Segments, page 8

47.   We note on page six that your subsidiary, Jiangmen Wealth Water, is solely engaged in the production and sale of water purifying agents, while Guizhou Yufeng and Shanxi Wealth, the subsidiaries of Jiangmen Wealth Water, specialize in the production of HAC powder which is the core ingredient of water purifying agents. We further note your disclosure of revenues and costs of goods sold for from sales of water purifying agents and high-performance calcium aluminates powder (pages 38 and 40 of Form 8-K). In addition, you disclose that your operations have been aggregated into a single reporting segment (Note 2, page 8). Please tell us the operating segment(s) that you have identified and in accordance with FASB ASC 280-10-50-1. Also tell us how you considered the requirement to separately report information about each operating segment that meets both criteria in FASB ASC 280-10-50-10.

Revenue Recognition, page 9

48.   We note that you recognize revenue from sales of water purifying agents and high-performance calcium aluminates powder when there is persuasive evidence of a sales arrangement, delivery and acceptance by the customer has occurred, the sales price is fixed or determinable, and collection is probable. Please revise to disclose the following for each major product:

   a.   describe the shipping terms (e.g. FOB shipping point or FOB destination) and state point at which you recognize revenue; and

   b.   describe any significant terms and conditions related to sales, including any customer acceptance provisions and other post-delivery obligations (e.g. product returns, inventory credits, rebates, discounts, volume incentive, etc.) and your related accounting policies as applicable.

49.   Please tell us if your sales to customers are made with rights of return in which the criteria in FASB ASC 605-15-25-1 are met and, if so, advise us of the following:

   a.   confirm to us that your revenue and cost of sales reported in the statements of income have been reduced to reflect estimated returns pursuant to FASB ASC 605-15-45-1;

   b.   quantify for us the estimated reductions to your revenue and cost of sales recorded for each period presented; and

   c.   revise to disclose the estimated reductions and also label your revenue as net of estimated returns.

50.   Please revise to disclose your accounting policy relating to shipping and handling costs, including whether you charge your customers for shipping and handling fees and if you include such amounts in revenue.

Accounts Receivable, page 9

51.   We note your disclosure under concentrations of credit risk that the amount of receivables ultimately not collected by the Company has generally been consistent with management's expectations and the allowance established for doubtful accounts. We further note your disclosure under accounts receivable that the Company has not experienced any losses on its accounts receivable historically and accordingly did not record any allowance for doubtful accounts as of December 31, 2009 or 2008. Please quantify for us the receivables ultimately not collected and written off for each period presented and, to the extent you recorded write-offs, further explain to us why you have not recorded an allowance for doubtful accounts at each balance sheet date and tell us how your accounting policy complies with generally accepted accounting principles in the United States. Also revise your concentrations of credit risk or accounts receivable disclosures, as necessary, as they appear to contradict each other.

52.   Please revise to provide an accounts receivable aging analysis as of each balance sheet date presented.

Intangible Assets, page 10

53.   We note your disclosure that for intangible assets with definite lives, you *periodically* estimate future undiscounted cash flows to be derived from an intangible asset with definite life to determine whether a potential impairment exists when events or circumstances indicate the carrying value of an intangible asset with definite life may be impaired. Please tell us if you test your intangible assets for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with FASB ASC 360-10-35-21 and, if so, revise your disclosure accordingly.

(5) Intangible Assets, page 13

54.   We note that your amortization of intangible assets was $396,732 and $323,254 for the years ended December 31, 2009 and 2008, respectively. We further note that your amortization expense is estimated to be $497,654 in 2010, $655,463 in 2011, and $866,454 in 2012. Please tell us why your amortization expense is expected to significantly increase from 2009 through 2012, and disclose the event(s) that will cause this change in your MD&A.

55.   Please disclose your accounting policies with respect to acquisition costs, development costs and production costs of your mineral properties. In addition, disclose the nature of costs that are capitalized within mining rights.

56.   Please tell us how you considered FASB ASC 805-20-55-37 in determining that your mining rights represent intangible assets and not tangible assets.

57.   We note on page 14 that your mining rights permit the production of 300,000 tons of limestone and 350,000 tons of bauxite. Please clarify whether these amounts permit such production on an annual or cumulative basis. In addition, we note on page 35 that you intend to increase your production. Please explain to us whether such increases will exceed that permitted by your mining rights.

(6) Income Taxes, page 14

58.   Please revise to provide all income tax disclosures for public entities required by FASB ASC 740-10-50, including the unrecognized tax benefit disclosures in FASB ASC 740-10-50-15.

59.   We note your disclosure that there were no significant differences between the basis of assets and liabilities reported in the December 31, 2009 and 2008 financial statements and those recognized for tax reporting purposes in the PRC. Please explain to us why there were no differences between the bases of assets and liabilities at September 30, 2010, December 31, 2009, and December 31, 2008. In that regard, we note your property, equipment and improvement (page 13), land use rights (page 13), and mining rights (pages 13-14) that by nature may result in deferred taxes.

(7) Related Party Balances and Transactions, page 15

60.   We note the $1,249,774 and $1,249,754 due from an affiliated company on your December 31, 2009 and 2008 balance sheets, respectively. We further note on page 11 of your September 30, 2010 financial statements (Ex. 99.2) that the entire outstanding balance due from an affiliated company was paid in full through a dividend declared and paid in August 2010. Please tell us how you considered SAB Topic 4:E in determining whether to record the receivable as an asset and not a deduction from stockholders'

equity as of both your annual and interim financial statements. In this regard, the August 2010 declaration and payment of the dividend occurred prior to the October 28, 2010 audit report date for your December 31, 2009 financial statements and the September 30, 2010 balance sheet date of your interim financial statements.

Exhibit 99.2

The Jiangmen Huiyuan Environmental Protection Technology Consultancy Co. Ltd. Group

Condensed Combined/Consolidated Financial Statements for the nine months ended September 30, 2010 and 2009 (Unaudited)

61.   Please revise to provide disclosure of change in separate accounts comprising shareholders' equity (in addition to retained earnings) and of the change in the number of shares of equity securities during the nine months ended September 30, 2010, as required by FASB ASC 505-10-50-2.

Notes to Condensed Combined/Consolidated Financial Statements (Unaudited), page 5

62.   We note the December 15, 2010 share exchange and private placement (page 3 of Form 8-K), and the make good escrow agreement, holdback escrow agreement, IR escrow agreement, and lockup agreements that you entered into in connection with the private placement (pages 4-5 of Form 8-K). Please revise the footnotes to your September 30, 2010 financial statement to include disclosure for these nonrecognized subsequent events or explain to us why such disclosure is not required. Refer to FASB ASC 855-10-50-2 and 50-3.

(7) Convertible Notes Payable, page 10

63.   We note that the Company obtained two Senior Preferred Secured Notes for a total amount of $500,000 from non-related company, China Growth Inc. ("China Growth"), on May 28, 2010 and September 3, 2010. Please provide us with the two Senior Preferred Secured Note agreements and explain to us how you determined the beneficial conversion feature of $500,000 that was recorded as a discount to the convertible note payable and the amortization of discount in the amount of $125,000 that was recorded as interest expense.

(b) Pro forma financial information

Ex. 99.3

64.   We note your disclosure on page three of your Form 8-K that as soon as practicable, you shall effectuate a 1: 1.42610714 reverse stock split on all of the ordinary shares issued and outstanding at the closing of the share exchange (the "reverse split"). Please tell us if you have effectuated the reverse split and, if so, tell us the effective date and how you

considered the guidance within SAB Topic 4:C with respect to the presentation of the split.

65.   We note your December 15, 2010 private placement, and the make good escrow agreement, holdback escrow agreement, IR escrow agreement, and lockup agreements that you entered into in connection with the private placement (pages three to five of Form 8-K). We further note the shares issued on December 15, 2010 as compensation for services provided in connection with the share exchange and private placement, and the automatic conversion of the notes (page 57 of Form 8-K). It does not appear that you provided any adjustments to your historical financial statements related to these transactions. We believe that disclosure of pro forma information for these transactions would be material to investors and should be presented pursuant to Rule 8-05 of Regulation S-X. Please revise to provide pro forma information for these transactions and consider the guidance in Article 11 of Regulation S-X when preparing this information.

66.   We note on page three that under the December 15, 2010 subscription agreement, you are obligated to file a registration statement covering the resale of the ordinary shares underlying the Preference Shares and the Warrants (the "Registrable Securities") no later than thirty (30) days following the closing date. Please revise to provide the registration payment arrangements disclosures required by FASB ASC 825-20-50 in your pro forma financial information. Also confirm to us that you will provide such disclosures in the footnotes to your financial statements filed for periods subsequent to this transaction date, to the extent you remain subject to these registration payment arrangements.

67.   We note pro forma adjustment (4) for intercompany loans in the amount of $500,000, and it appears to us that this adjustment relates to China Growth's Senior Preferred Secured Notes. Please revise the notes to your pro forma balance sheet to further explain the adjustment to eliminate China Growth's note receivable and note payable, including the assumptions underlying the adjustment. Also tell us how Wealth's $500,000 convertible note payable was impacted by the exchange agreement, if at all.

(d) Exhibits

Exhibit 16.1

68.   We note your former accountants' reference to their audits for the years ended December 31, 2009 and 2008. We further note that prior to the share exchange your fiscal year end was June 30 and that you changed your fiscal year end from June 30 to December 31 in connection with the share exchange (page 60 of Form 8-K). Please file an updated letter from your former accountant that references their audits for the years ended June 30, 2010 and 2009.

Form 10-K for the Fiscal Year Ended June 30, 2010

69.   We note your disclosure on page four regarding the note you issued to your largest shareholder in May 2010. We also note that your disclosure under Item 13 does not address this note. Please confirm that in future filings you will provide the information required by Item 13.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Notes to Condensed Financial Statements, page 6

Note 4 – Notes Receivable, page 9

70.   We note that in May 2010 and September 2010, the Company received a total of two notes for $500,000 in aggregate from a potential acquisition candidate. Please provide us with copies of these two note receivable agreements.

Note 5 – Notes Payable - Affiliate, page 9

71.   We note that in May 2010 and September 2010, the Company issued a total of two notes for $500,000 to one of its largest shareholders. Please provide us with copies of these two note payable agreements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or David Link at (202) 551-3356 with any other questions.

                      Sincerely,

                      John Reynolds
                      Assistant Director

cc: Shang Dai, Esq.
        Fax: (718) 888-9270

        Richard I. Anslow, Esq.
        Kristina L. Trauger, Esq.
        Joy Z. Hui, Esq.
        Fax: (732) 577-1188